99.14

CONSENT OF PAUL ARSCOTT

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral reserve calculations for the Dolores vein of the El Cubo mine;

3. The annual information form of the Company dated March 23, 2012, which includes reference to the undersigned's name in connection with information relating to the El Cubo mine and the properties described therein.

P. Arscott

By: Paul Arscott, P. Geo.
Title: Technical Service Manager
Company: Minera El Cubo

Date: March 28 2012